Exhibit 12.1

Triad Hospitals, Inc.

Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before minority interests and income taxes	$228.7	$179.9	$243.8	$67.3	$14.7
Fixed Charges, exclusive of capitalized interest	141.7	155.9	154.7	143.1	71.2

Income as adjusted	$370.4	$335.8	$398.5	$210.4	$85.9

Fixed Charges:
Interest charged to expense	$113.7	$133.7	$135.6	$127.4	$61.8
Portions of rents representative of interest	28.0	22.2	19.1	15.7	9.4

	141.7	155.9	154.7	143.1	71.2
Interest expenses included in cost of plant construction	5.6	1.8	4.6	4.6	1.7

	$147.3	$157.7	$159.3	$147.7	$72.9

Ratios of Earnings to Fixed Charges	2.5x	2.1x	2.5x	1.4x	1.2x